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                                                                       Exhibit 6

                    [LETTERHEAD OF ESSEX INTERNATIONAL INC.]

                                                                October 28, 1998

Dear Stockholder:

    I am pleased to inform you that on October 21, 1998, the Company entered into an agreement and plan of merger (the "Merger Agreement") providing for the acquisition of the Company by Superior TeleCom Inc. ("Superior"). Pursuant to the Merger Agreement, Superior, through a wholly owned subsidiary, has commenced a tender offer (the "Offer") for up to 22,562,135 shares of the Company's common stock at the offer price of $32.00 in cash per share. The Merger Agreement provides that, subject to satisfaction of certain conditions, the tender offer is to be followed by a merger (the "Merger") in which the holders of any remaining Company shares (other than dissenting shares) will receive the right to receive Series A Cumulative Convertible Exchangeable Preferred Stock of Superior, and in certain circumstances cash in an amount as calculated in the Merger Agreement. The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Wednesday, November 25, 1998.

    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT WITH SUPERIOR, HAS APPROVED THE OFFER AND HAS DETERMINED THAT THE OFFER AND THE MERGER, TAKEN TOGETHER AS A UNITARY TRANSACTION, ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE TENDER OFFER.

    In determining to approve the Merger Agreement and the transactions contemplated thereby, your Board gave careful consideration to a number of factors described in the attached Schedule 14D-9 that has been filed with the Securities and Exchange Commission. Among other things, your Board considered the opinions of Goldman, Sachs & Co. and Chase Securities Inc., each dated October 21, 1998 (copies of which are included with the Schedule 14D-9), to the effect that, as of such date, and based upon and subject to the various considerations set forth in such opinions, the consideration to be received, pursuant to the Merger Agreement, by holders of common stock of the Company in the Offer and the Merger, taken together as a unitary transaction, is fair from a financial point of view to such holders.

    The attached Schedule 14D-9 describes the Board's decision and contains other important information relating to such decision. We urge you to read it carefully.

    In a separate arrangement, Bessemer Holdings L.P. ("Bessemer"), the Company's largest stockholder, and certain of Bessemer's affiliates have agreed with Superior to tender their shares into the tender offer and otherwise to support the transaction with Superior. Bessemer and its affiliates own approximately 48% of the outstanding common stock of the Company.

    Accompanying this letter and the Schedule 14D-9 is the Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering your shares. These documents describe the terms and conditions of the tender offer and provide instructions regarding how to tender your shares. We urge you to read the enclosed material carefully.

    The Board of Directors and management of the Company thank you for your loyalty and support over the years.

                                          Very truly yours,

                                          /s/ STEVEN R. ABBOTT
                                          --------------------------------------
                                          President and Chief Executive Officer